Exhibit 20


JOSLYN COMPLETES ACQUISITION OF CYBEREX, A LEADING MANUFACTURER
OF UNINTERRUPTIBLE POWER SYSTEMS AND STATIC TRANSFER SWITCHES


CHICAGO, ILLINOIS, JUNE 28, 1995 -- Joslyn Corporation (NASDAQ: JOSL) announced today that it has acquired all of the issued and outstanding common shares of Cyberex, Inc. The total purchase price of $22 million was in accordance with an agreement announced previously. On June 19, 1995, Joslyn and Cyberex received early termination from the U.S. Federal Trade Commission of the Hart-Scott-Rodino waiting period.

Cyberex is a recognized leader in the innovation and production of customized power solutions. Cyberex will continue to operate from its facility in Mentor, Ohio as a wholly owned subsidiary of Joslyn. Joint development projects among various Joslyn subsidiaries will enable Cyberex to expand more easily into the electric utility and industrial markets.

Headquartered in Chicago, Joslyn Corporation is a leading designer and manufacturer of electrical equipment, components and controls that provide for the economical, safe and reliable delivery of high-quality electric power. Joslyn focuses on niches in three core business areas: 1) power quality, protection and controls, 2) power switches and related controls, and 3) power and communications line protection and support products.
Founded in 1902, Joslyn serves a broad base of customers in electric utility, industrial and telecommunications market worldwide. Joslyn's 1994 net sales were $216 million.

CONTACT:  William J. Rotenberry, Director, Corporate Development,
          Joslyn Corporation, 312/454-2921.